Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685-9441

www.westernwindenergy.com

N E W S R E L E A S E

September 24, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 36,550,251

US SENATE OVERWHELMINGLY APPROVES PRODUCTION TAX CREDITS

Western Wind Energy Corp. (“Western Wind”) (TSX-V: WND) is pleased to announce that yesterday, the US Senate approved by an overwhelming and bi-partisan 92-2 vote, a Bill that extends the 10-year tax credits for wind energy production.

Presently, in order to obtain the 10-year tax credit, new wind energy operations must come online by December 31, 2008. The Bill will extend the startup deadline until the end of 2009. The Bill will reach the House of Representatives this week and the White House has indicated that it will sign the bill if passed by Congress.

Western Wind will be granting 1.8 million stock options at $1.34 per share, being the closing price of the Company’s shares on September 24, 2008.

Western Wind is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from renewable sources. Western Wind Energy conducts its operations in California, Arizona and Ontario through various wholly owned subsidiaries. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

                                       ON BEHALF OF THE BOARD OF DIRECTORS

                                       “SIGNED”

                                       Jeffrey J. Ciachurski
                                       Chief Executive Officer

Cautionary Note on Forward Looking Statements
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.